FIRST ALBANY COMPANIES INC

                      Stock Bonus Plan

                          Form 11K

           For Each of the Three Plan Years Ended

                      December 31, 1999


             Securities and Exchange Commission

                    Washington, DC  20549



                          FORM 11-K

     [X] Annual Report Pursuant to Section 15(d) of the
               Securities Exchange Act of 1934

         For the fiscal year ended December 31, 1999

                             or

    [ ]   Transition Report Pursuant to Section 15(d) of
             the Securities Exchange Act of 1934

                Commission file number 014140




        First Albany Companies Inc. Stock Bonus Plan
                       (Title of Plan)


                 First Albany Companies Inc.
                   (Issuer of Securities)


                    30 South Pearl Street
                   Albany, New York  12201
                       (518) 447-8500
           (Address of Principal Executive Office)


 I.R.S. Employer I.D. No. 22-2655804

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                            ITEMS



Item 4. Financial Statements and Schedules
------------------------------------------

     1.   Report of Independent Accountants

       A. Statements of net assets available for plan benefits as of December 31, 1999 and 1998
       B. Statements of changes in net assets available for plan benefits for the years ended December 31, 1999, 1998 and 1997
       C. Notes to financial statements
       D. Schedule of assets held for investment purposes as of December 31, 1999
       E. Schedule of reportable transactions for the year ended
           December 31, 1999


   24. Consent of Independent Accountants





                         SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                   First Albany Companies Inc.
                                   Stock Bonus Plan


DATE: June 21, 2000                BY: /s/ALAN P GOLDBERG
                                       ------------------
                                     Alan P. Goldberg
                                     Member of the Administrative
                                     Committee
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               THE FIRST ALBANY COMPANIES INC.
                      STOCK BONUS PLAN







              REPORT OF INDEPENDENT ACCOUNTANTS












    For the Years Ended December 31, 1999, 1998, and 1997

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                      TABLE OF CONTENTS




                                                              Page


REPORT OF INDEPENDENT ACCOUNTANTS                                      1


FINANCIAL STATEMENTS

  Statements of net assets available for plan benefits                 2

  Statements of changes in net assets available for plan benefits      3

  Notes to financial statements                                      4-7


SUPPLEMENTAL SCHEDULES

  Schedule of assets held for investment purposes as of December
   31, 1999 Schedule G *                                               8

  Schedule of reportable transactions for the year ended
   December 31, 1999 Schedule G*                                       9


* Refers to the schedule in Form 5500 (Annual Return/Report of Employee Benefit Plan) for plan year ended December 31, 1999.

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              Report of Independent Accountants


To the Administrative Committee
of First Albany Companies Inc. Stock Bonus Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for the plan benefits of First Albany Companies Inc. Stock
Bonus Plan (the Plan) at December 31, 1999 and December 31, 1998, and the changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1999 in conformity with accounting principals generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principals used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers L.L.P.
Albany, New York
June 16, 2000

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                      FIRST ALBANY COMPANIES INC.
                            STOCK BONUS PLAN

         STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                  As of December 31, 1999 and 1998

============================================================================
                                            1999             1998
----------------------------------------------------------------------------
ASSETS


 Investments, at fair value (Note 3)     $28,507,522      $20,972,006


 Cash and cash equivalents                   358,609          416,926
                                             -------          -------

Net assets available for plan benefits   $28,866,131      $21,388,932
                                         ===========      ===========

                 The accompanying notes are an integral
                    part of the financial statements.
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                      FIRST ALBANY COMPANIES INC.
                          STOCK BONUS PLAN

     STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
         For the years ended December 31, 1999, 1998, and 1997

============================================================================
For the years ended                     1999          1998          1997
----------------------------------------------------------------------------

Additions to net assets attributed to:
 Contributions from:
 Employees                         $ 2,096,065    $ 1,807,578   $ 1,674,282
 Employer                              989,605        881,283       796,123
                                   -----------    -----------   -----------
                                     3,085,670      2,688,861     2,470,405

 Net appreciation (depreciation)
  in the fair value of investments   9,674,719     (4,263,584)    8,490,835
 Dividend/interest income              421,676        378,163       314,784
                                     ---------     -----------    ---------

Total additions                     13,182,065     (1,196,560)   11,276,024
                                    ----------     -----------   ----------

Deductions from net assets attributed to:
 Benefits paid to:
  Terminated participants            2,032,880      1,761,545       490,756
  Active participants                3,671,986        170,960       230,588
                                     ---------      ---------       -------

Total deductions                     5,704,866      1,932,505       721,344
                                     ---------      ---------       -------

Net increase (decrease)              7,477,199     (3,129,065)   10,554,680

Net assets available for plan benefits:

 Beginning of year                  21,388,932     24,517,997    13,963,317
                                    ----------     ----------    ----------
 End of year                       $28,866,131    $21,388,932   $24,517,997
                                   ===========    ===========   ===========


                   The accompanying notes are an integral
                      part of the financial statements.
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                         FIRST ALBANY COMPANIES INC.
                              STOCK BONUS PLAN

                        NOTES TO FINANCIAL STATEMENTS



1. Description of the Plan
   -----------------------

 The following description of the First Albany Companies Inc. (the
 "Company") Stock Bonus Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

   a.  General
       -------

   The Plan is a defined contribution plan covering substantially all employees of the Company and its subsidiaries. Employees are eligible to participate upon the first day of the calendar quarter following completion of at least one thousand hours of service during any consecutive twelve months of continuous recognized employment as defined in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). All costs and fees incurred in administering the Plan are borne by the Company, which is the Plan administrator and custodian.

   b.  Contributions
       -------------

   Participants elect to make after-tax contributions to the Plan up to 8% of their gross pay up to a maximum of $12,800 for 1999. The Company may, but is not required to, contribute to the Plan an amount equal to a percentage of each participant's voluntary after-tax contribution. For 1999, 1998 and 1997, the Company's contribution percentage was 50%. Annually, the Board of Directors of the Company may authorize an additional contribution to the Plan. Forfeitures are maintained within the Plan and used to reduce the Company's matching contribution.

   c.  Participants Accounts
       ---------------------

   Each participant account is credited with the participant's and Company's contributions and allocations of Plan earnings. Allocations are based on participants account balances, as defined. The benefit to which the participant is entitled is the benefit that can be provided from the participant's vested account.

   d.  Vesting
       -------

   A participant is 100 percent vested in the employer's contribution and earnings thereon after seven years of credited service. Participants' contributions and earnings thereon are fully vested at all times.

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                         FIRST ALBANY COMPANIES INC.
                              STOCK BONUS PLAN

                NOTES TO FINANCIAL STATEMENTS, Continued



   e.  Payment of Benefits
       --------------------

   On termination of service, participants will receive payment, in cash or shares, of their vested benefits in a lump-sum distribution equal to the value of their accounts as of the valuation date, as defined in the Plan. Active employees who have reached age 59 1/2 may receive a distribution, in cash or shares, of their vested benefits, in a lump sum equal to the value of their accounts as of the valuation date, as defined in the plan.

2.   Significant Accounting Policies
     -------------------------------

   a.  Basis of Accounting
       -------------------

   The financial statements of the Plan are prepared under the accrual method of accounting.

   b.  Use of Estimates
       ----------------

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   c.  Investment Valuation and Income Recognition
       -------------------------------------------

   The Plan's investments are stated at fair value, which is based upon quoted market prices in the over-the-counter market.

   The Plan is limited to investing solely in the common stock of the Company, except that interim short-term investments may be made pending purchase of the Company's stock.

   The Plan presents, in the statements of changes in net assets, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

   d.  Payments of Benefits
       --------------------

   Benefits are recorded when paid.

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                       FIRST ALBANY COMPANIES INC.
                            STOCK BONUS PLAN

               NOTES TO FINANCIAL STATEMENTS, Continued

3. Investments
   -----------

    The Plan's investment portfolio consists of the following as of December 31, 1999 and 1998:


                              1999                        1998
                                    At Quoted                  At Quoted
                         Cost       Fair Value      Cost       Fair Value
                         ----       ----------      ----       ----------
  Common Stock:
    First Albany
    Companies Inc.    $13,204,288   $28,507,522   $12,161,318   $20,972,006


 The number of shares of First Albany Companies Inc. common stock as of December 31, 1999, and 1998 was 1,974,547 and 1,906,546, respectively. The realized net gain based on average costs was $3,182,173, $1,034,321, and $378,797, for the years ended December 31, 1999, 1998 and 1997, respectively. The unrealized net gain or (loss) based on average costs was $6,492,546, $(5,297,905), and $8,112,038 for the years ended December 31,
 1999, 1998 and 1997, respectively.

 The Plan's investment portfolio is subject to daily market price fluctuations. Since the entire investment portfolio consists of the Company's common stock, the Plan's portfolio may be exposed to risk in the event of a decline in the market value of the Company's stock.

5.  Forfeitures
    -----------

 For the years ended December 31, 1999, 1998, and 1997 forfeited non-vested accounts totaling $58,439, $22,516, and $41,029, respectively, were used to reduce employer contributions. There were no forfeited non-vested accounts at December 31, 1999 available to reduce future employer contributions.

6.  Tax Status
    ----------

 The Internal Revenue Service has determined and informed the Company by a letter dated February 26, 1993, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter.
 However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7.  Plan Termination
    ----------------

 The Company plans to terminate the Plan during 2000. The Company has filed an application to terminate with the Internal Revenue Service. Management believes that the Internal Revenue Service will rule favorably in the Plan's termination. All participants who were

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                      FIRST ALBANY COMPANIES INC.
                           STOCK BONUS PLAN

               NOTES TO FINANCIAL STATEMENTS, Continued



 actively employed on or before January 1, 1999 will become 100% vested in all account balances upon I.R.S. approval of the termination of the plan.

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                       FIRST ALBANY COMPANIES INC.
                            STOCK BONUS PLAN

       SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR.
                          As of December 31, 1999


(a)          (b)                (c)                 (d)             (e)

                            Description of                        Current
      Identity of Issue      investment             Cost           Value

*      First Albany          Common stock
      Companies Inc      ($0.01 - par value)    $13,204,288     $28,507,522
                                                ===========     ===========

  . The supplemental schedule refers to schedule G in Form 5500 (Annual
    Return/Report of Employee Benefit Plan).

  * A party-in-interest as defined by ERISA.

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                          FIRST ALBANY COMPANIES INC.
                               STOCK BONUS PLAN



                     SCHEDULE OF REPORTABLE TRANSACTIONS.
                     For the year ended December 31, 1999


(a)           (b)          (c)         (d)          (g)          (h)           (i)
                                                               Current
                                                                value
                                                              of asset on
Identity                Purchase      Selling      Cost of    transaction    Net gain
of party   Description    price        price        asset         date        (loss)
involved    of asset

* First   Common Stock  $3,559,106   $5,698,308   $2,516,135   $12,374,494  $3,182,173
 Albany    ($0.01 -
Companies  par value)
  Inc



    . The supplemental schedule refers to Schedule G in Form 5500 (Annual Return/Report of Employee Benefit Plan).

    *  A party-in-interest as defined by ERISA.